UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

 Date of Report (Date of earliest event reported): September 8, 2022

Hammitt, Inc.

(Exact name of issuer as specified in its charter)

California	26-3217060
(State or other jurisdiction of	(IRS Employer
incorporation or organization)	Identification No.)

2101 Pacific Coast Hwy Hermosa Beach, California	90254
(Address of principal executive offices)	(Zip code)

(310) 292-5200

(Issuer’s telephone number, including area code)

Class B Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

Closing of Regulation A Offering

On September 10, 2021, Hammitt, Inc. (the “Company”) commenced a Regulation A offering.  On September 8, 2022, the Company terminated the offering.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in City of Hermosa Beach, State of California, on September 19, 2022.

HAMMITT, INC.

/s/ Michael Ryan Meyer
By: Michael Ryan Meyer, Chief Financial Officer